1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

February 19, 2010

VIA EDGAR

Michael L. Kossoff

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	PIMCO Equity Series VIT (formerly named PIMCO Equity Variable Insurance Trust)

Dear Mr. Kosoff:

In a letter dated January 28, 2010, you provided the Securities and Exchange Commission staff’s (the “Staff”) comments on the registration statement, filed on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), of PIMCO Equity Variable Insurance Trust (the “Registrant”), as filed December 30, 2009, in connection with the offering of the Registrant’s initial series, PIMCO Global Opportunities Portfolio (the “Portfolio”).1 The Staff’s comments, along with the Registrant’s responses, are set forth below.

General Comment

Comment 1: Although the Portfolio may not rely on the delivery procedures provided in Rule 14a-16 under the Securities Exchange Act of 1934, please supplementally confirm that the Portfolio will post its proxy materials on the internet as required by the Rule. See Shareholder Choice Regarding Proxy Materials, Investment Company Act Release No. 27911; Rel. 34-56135; File No. S7-03-07 (Aug. 1, 2007), See also, Internet Availability of Proxy Materials, Rel. No. IC-27671; File No. S7-10-05 (Jan. 22, 2007), available at http://www.sec.gov/rules/final/shtml.

Response: The Registrant confirms that the Portfolio will comply with the internet posting requirements of Rule 14a-16 with regard to its proxy materials.

[1]	Effective February 18, 2010, the Registrant has changed its name to PIMCO Equity Series VIT and the name of its initial series to PIMCO EqS Pathfinder World Portfolio.

US    Austin    Boston    Charlotte    Hartford    New York    Orange County    Philadelphia    Princeton    San Francisco      Silicon Valley    Washington DC    EUROPE    Brussels    London    Luxembourg    Moscow     Munich    Paris    ASIA    Beijing     Hong Kong

Michael L. Kossoff February 19, 2010 Page 2

Prospectus

Comment 2: Please confirm supplementally that the Portfolio does not have any acquired fund fees and expenses in excess of one basis point as per Instruction 3(f)(i) of Item 3 of Form N-1A.

Response: The Registrant does not presently anticipate incurring acquired fund fees and expenses, as defined in Instruction 3(f)(i) to Item 3 of Form N-1A, in excess of one basis point. In the event that acquired fund fees and expenses are anticipated to exceed one basis point, the Registrant will disclose such expenses in accordance with Item 3 of Form N-1A.

Comment 3: The “Other Expense” line item in the Annual Portfolio Operating Expenses table includes a sub-caption for organizational expenses. Please be sure to include a total of all “Other Expenses” as per Instruction 3(c)(iii) to Item 3 of Form N-1A.

Response: The Registrant does not presently anticipate incurring “Other Expenses” other than organizational expenses. Thus, the amount of organization expenses reflects the total of all Other Expenses. In the event that Other Expenses are anticipated to include expenses in addition to any organizational expenses, the Registrant will provide a total of all Other Expenses as per Instruction 3(c)(iii) to Item 3 of Form N-1A.

Comment 4: As the Portfolio is a new fund, please disclose in a footnote to the Annual Portfolio Operating Expenses table that “Other Expenses” are based on estimated amounts for the current fiscal year as per Instruction 6(a) to Item 3 of Form N-1A.

Response: Comment accepted.

Comment 5: If the Portfolio’s expenses were lower than the [fee or expense] cap such that the fee waiver was not triggered, please remove the footnote to the Annual Portfolio Operating Expenses table. The Portfolio is not permitted to include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the Portfolio’s registration statement. Such disclosure can be moved to a section of the prospectus permitted by Item 10(a) of Form N-1A.

Response: Comment acknowledged. The Portfolio will not disclose a fee waiver or expense reimbursement agreement in the Annual Portfolio Operating Expenses table, or in a footnote to the table, unless the agreement reduces a Portfolio operating expense for no less than one year from the effective date of the Registrant’s registration statement.

Comment 6: Please revise the footnote to the Annual Portfolio Operating Expenses table so that it is written in plain English and make it more concise.

Response: Comment accepted.

Michael L. Kossoff February 19, 2010 Page 3

Comment 7: Please explicitly state the expiration of the contract term in the footnote to the Annual Portfolio Operating Expenses table (please note that the contract term must extend out at least one year from the effectiveness date of the registration statement). Please disclose who can terminate the contract and the circumstances under which the contract may be terminated. Please delete or move the disclosure stating that PIMCO may terminate a renewal of the contract, as this disclosure is neither required nor permitted by Form N-1A. See Instruction 3(e) to Item 3 of Form N-1A.

Response: The Registrant will revise the footnote to provide the expiration date of the Expense Limitation Agreement. The Expense Limitation Agreement renews annually for full year terms and terminates if it is not renewed for another term. Thus, to comply with Instruction 3(e) to Item 3 of Form N-1A, the footnote discloses that the Expense Limitation will continue in effect unless terminated by Pacific Investment Management Company LLC (“PIMCO”).

Comment 8: If the Portfolio can only be held by tax-advantaged variable contracts, please remove the disclosure regarding taxable accounts in the “Fees and Expenses of the Portfolio—Portfolio Turnover” sub-section.

Response: Comment accepted.

Comment 9: Please revise the disclosure in the “Principal Investment Strategies” section and where appropriate throughout the registration statement to clarify that a significant percentage of the Portfolio’s assets will be invested outside the United States. See Investment Company Act Release No. 24828 at footnote 42 (Jan 17, 2001).

Response: As you know, footnote 42 to the adopting release for Rule 35d-1 provides guidance to funds with names that include the term “global,” as applicable here.2 The Portfolio’s new name, PIMCO EqS Pathfinder World Portfolio, does not include “global.” Thus, no changes have been made to the “Principal Investment Strategies” section in response to this comment.

Comment 10: The “Leveraging Risk” description in the “Principal Risks” section indicates that investing in reverse repurchase agreements and loans of portfolio securities create some of the principal risks of investing in the Portfolio. Either discuss these investments in the “Principal Investment Strategies” section or explain to us why they are not principal investment strategies of the Portfolio. Also, since the Portfolio has a principal investment strategy of investing in debt securities, please discuss, in this section, the interest rate risk of these securities.

Response: Comment accepted. The Registrant has added disclosure regarding reverse repurchase agreements and loans of portfolio securities to the “Principal Investment Strategies” section. The Registrant has also added disclosure regarding interest rate risk.

[2]	Investment Company Names, Release No. IC-24828 (Jan. 17, 2001).

Michael L. Kossoff February 19, 2010 Page 4

Comment 11: Please move the discussion of Portfolio Holdings from the “Summary of Principal Risks” section to its own section titled “Portfolio Holdings.” Also, if applicable, please state that a description of the Portfolio’s policies and procedures with respect to the disclosure of the Portfolio’s portfolio securities is available on the Portfolio’s website as per item 9(d) of Form N-1A.

Response: Comment accepted.

Comment 12: Please consider renaming the “Summary of Principal Risks” section so as to avoid confusion with the Principal Risks disclosure in the summary section (e.g., Description of Principal Risks).

Response: Comment accepted.

Comment 13: In addition to disclosing the Advisory Fee and the Supervisory and Administrative Fee in the “Management of the Portfolio” section, please state the adviser’s aggregate fee as a percentage of average net assets, including any breakpoints as per Item 10(a)(1)(ii)(A) of Form N-1A.

Response: Comment accepted.

Comment 14: In the “Administrative Class Shares—Service Fees—Administrative Class Shares” sub-section of the Administrative Class prospectus, please explain supplementally what is meant by “insurance features for the benefit of investors in connection with the Portfolio.”

Response: The Registrant’s Services Agreement for Administrative Class Shares, which will be filed on EDGAR, provides for certain administrative, recordkeeping and other services to be provided to investors that are the clients, members or customers of insurance companies. Among other services, the agreement provides for the provision and administration of insurance features for the benefit of investors in connection with the Portfolio, which may include fund transfers, dollar cost averaging, asset allocation, portfolio rebalancing, earnings sweep, and pre-authorized deposits and withdrawals.

Michael L. Kossoff February 19, 2010 Page 5

Comment 15: Given that the Portfolio is offered through variable insurance contracts, please explain supplementally what connection the Portfolio might have to distributors/intermediaries/brokers who offer the insurance contracts as described in the “Administrative Class Shares” section of the Administrative Class Prospectus.

Response: As disclosed in the “Administrative Class Shares” section of the Administrative Class prospectus, the Registrant has entered into agreements with intermediaries for the provision of services to the Portfolio and Registrant, including, but not limited to: recordkeeping services; support services, including providing information about the Registrant and Portfolio and answering questions from investors concerning the Registrant and Portfolio; aggregating and forwarding purchase and redemption orders; and processing dividend payments. Additionally, Administrative Class shares of the Portfolio may be offered through certain brokers and financial intermediaries that have established a shareholder servicing relationship with the Registrant on behalf of their customers.

Comment 16: Please confirm supplementally that the second and third paragraphs of the “Purchases and Redemptions—Redeeming Shares” sub-section are applicable to insurance contracts.

Response: The Registrant confirms that these paragraphs are applicable to the Portfolio.

Comment 17: To the extent applicable, please briefly describe any agreements entered into with insurance companies pursuant to Rule 22c-2 to aid the Portfolio in monitoring potentially abusive trading practices by contract owners.

Response: The “Purchases and Redemptions—Frequent or Excessive Purchases, Exchanges and Redemptions” sub-section currently describes the substance of agreements entered into with insurance companies to monitor potentially abusive trading practices by contract owners and states that

[T]he Trust and PIMCO seek to monitor shareholder account activities in order to detect and prevent excessive and disruptive trading practices. . . When PIMCO notices a pattern of trading that may be indicative of excessive or abusive trading by Variable Contract Owners, the Trust and/or PIMCO will seek the cooperation of insurance companies in attempting to determine whether the activity is the result of trading by one or more related Variable Contract Owners. In the event that the insurance company informs PIMCO that the trading activity is the result of excessive or abusive trading by Variable Contract Owners, PIMCO will request that the insurance company take appropriate action to ensure that the excessive or abusive trading ceases. If the trading pattern continues, PIMCO will request that

Michael L. Kossoff February 19, 2010 Page 6

the insurance company restrict purchases of or exchanges into the Portfolio by the Variable Contract Owner identified as having engaged in excessive or abusive trading. There can be no assurances that an insurance company will comply with PIMCO’s request. The Trust and PIMCO will also cooperate with efforts by insurance companies to limit excessive exchanges in their products.

Therefore, no changes have been made in response to this comment.

Comment 18: The disclosure in the fourth paragraph of the “How Portfolio Shares are Priced” section states that the Portfolio “may” fair value securities if events materially affecting the value of foreign portfolio securities occur between the time when their price is determined and the time when the Portfolio’s net asset value is calculated. Please disclose instead that the Portfolio “will” fair value securities in its portfolio in these circumstances.

Response: Comment accepted.

Comment 19: Please confirm supplementally that the tax implications described with regard to portfolio turnover is applicable to a portfolio held by insurance contracts.

Response: The Registrant has revised the portfolio turnover disclosure to delete references to tax implications.

Comment 20: With regard to the “Composite of Substantially Similar Managed Accounts” section, please tell us the name of the other investment company that the portfolio manager advised. Also, please confirm to us that the Portfolio’s portfolio managers, while managing the other investment company, were the same persons identified in the other investment company’s prospectus as the persons responsible for day-to-day management for the entire performance period shown.

Response: The composite consists of two registered investment companies, Franklin Mutual Series Funds—Mutual Global Discovery Fund and Franklin Templeton Variable Insurance Products Trust—Mutual Global Discovery Securities Fund.3 The Registrant has revised the disclosure to note that the two accounts included in the composite are registered investment companies. The Registrant also confirms that the portfolio managers were the persons identified in the prospectus for each investment company as the persons responsible for day-to-day management for the entire performance period shown.

[3]

Prior to May 1, 2009, the Franklin Mutual Series Funds—Mutual Global Discovery Fund was named the Franklin Mutual Series Funds—Mutual Discovery Fund and the Franklin Templeton Variable Insurance Products Trust—Mutual Global Discovery Securities Fund was named the Franklin Templeton Variable Insurance Products Trust—Mutual Discovery Securities Fund.

Michael L. Kossoff February 19, 2010 Page 7

Comment 21: With regard to the “Composite of Substantially Similar Managed Accounts” section, please confirm supplementally whether the portfolio managers have the same degree of discretion in advising the Portfolio as they had advising the other account and discuss any differences. In order to use the account’s performance the portfolio manager must be “primarily responsible” for both the Portfolio’s performance and the account’s performance. This means that while others may have had input regarding investment decisions, the portfolio manager had ultimate decision making authority and also will have ultimate authority for the Portfolio being offered.

Response: The Registrant confirms that the portfolio managers have the same degree of discretion in advising the Portfolio as they had advising the two investment companies included in the composite. As noted above, the Registrant has revised the composite disclosure to note that the two accounts included in the composite are registered investment companies.

Comment 22: In the “Composite of Substantially Similar Managed Accounts” section, where prior performance is net of all actual fees/expenses of the account, the Portfolio should disclose that the prior performance is net of all actual fees/expenses incurred by the accounts including any sales load. Please confirm that the performance of the account reflects any actual fees and expenses including any sales loads. Also, if the actual fees/expenses of the accounts are lower than the Portfolio’s fees/expenses, please disclose that the use of the Portfolio’s expense structure would have lowered the performance results.

Response: The composite performance reflects actual fees and expenses, with the exception of any sales charges. To clarify the composite performance disclosure, the Registrant has revised the disclosure to state:

The performance shown in the tables reflects the deduction of the actual fees and expenses paid (with the exception of sales charges) by accounts included in the Composite, which were similar to those charged to the Portfolio but performance may have been lower if the fees and expenses of the Composite were the same as the Portfolio.

Comment 23: With regard to the “Composite of Substantially Similar Managed Accounts” section, please confirm supplementally that the standardized SEC method of performance calculation is used in the performance presentation. If the standardized SEC method is not used to calculate the prior performance, the Portfolio should disclose how the performance was calculated and that the method differs from the standardized SEC method.

Response: As noted above, the presentation now consists of a composite of two accounts, both of which are registered investment companies. Accordingly, while the component accounts individually are required to present performance information using the standardized SEC method, the composite results combine standardized performance results and are calculated monthly by asset-weighting account returns using beginning of month market values, which include income accruals. Composite results for longer time periods are computed by linking monthly returns. The Registrant has added disclosure regarding the calculation of the composite performance.

Michael L. Kossoff February 19, 2010 Page 8

Comment 24: With regard to the “Composite of Substantially Similar Managed Accounts” section, please confirm supplementally that the Registrant has the information necessary to support the calculation of performance, as required by rule 204-2(a)(16) of the Investment Advisers Act of 1940.

Response: The Registrant confirms that it has the information necessary to support the performance calculation.

Comment 25: On the back cover page, please state whether the Portfolio makes available its SAI and annual and semi-annual reports, free of charge, on or through the Portfolio’s website at a specified Internet address. If the Portfolio does not make its SAI and shareholder reports available in this manner, disclose the reasons why it does not do so, as per item 1(b) of Form N-1A.

Response: Comment accepted.

Comment 26: On the back cover page, please revise the zip code of the Public Reference Section to read “20549-1520”. See Item 1(b)(3) of Form N-1A.

Response: Comment accepted.

Statement of Additional Information

Comment 27: Please list the Portfolio’s name and classes to which the SAI relates prominently on the front cover page.

Response: Comment accepted.

Comment 28: In the section titled “The Trust,” please include language stating that the Portfolio is diversified, as required by Item 16(a) of Form N-1A.

Response: Comment accepted.

Michael L. Kossoff February 19, 2010 Page 9

Comment 29: In the “Disclosure of Portfolio Holdings” section, please consider renaming the “Investment Objectives and Policies” section or revising the narrative at the beginning of the section to reflect that this section presents the strategies and risks associated with investments by the Portfolio.

Response: Comment accepted. The Registrant has revised the narrative at the beginning of the “Investment Objectives and Policies” section.

Comment 30: If the proxy voting policies of the sub-advisers (sic) discusses specific policies (such as how it would vote with regard to corporate governance, social responsibility, management compensation or capital structure), please specifically describe these policies. (See Securities Act Release 8188). In the alternative, the Registrant can include the full proxy voting policies and procedures of the manager.

Response: The Registrant has not retained any sub-advisers, thus no disclosure about sub-advises is included. The Registrant will include additional disclosure regarding the adviser’s specific proxy policy voting policies and procedures or, alternatively, will include the full proxy voting policies and procedures in a future pre-effective amendment.

Comment 31: Please disclose the length of the lag, if any, between the date of the information and the date on which the information is disclose for each recipient of holdings disclosure data as required by Item 11(f)(1)(iii) and (f)(2) (sic) [Item 16(f)(1)(iii) and (f)(2)] of Form N-1A.

Response: Comment accepted. The Registrant is newly formed and has not yet entered into agreements that involve the disclosure of portfolio holdings. The Registrant will include disclosure regarding the length of the lag, if any, with respect to the disclosure of portfolio holdings in a future pre-effective amendment.

Comment 32: Please confirm supplementally that all of the topics covered in the “Taxation” section are applicable to insurance product funds (e.g., that all dividends and distributions of the portfolio generally are taxable dividends are generally taxable).

Response: The first paragraph of the “Taxation” section clarifies that

The discussion applies only to beneficial owners of Portfolio shares in whose hands such shares are capital assets within the meaning of Section 1221 of the Internal Revenue Code, and may not apply to certain types of beneficial owners of shares (such as insurance companies, tax exempt organizations, and broker-dealers) who may be subject to special rules.

Michael L. Kossoff February 19, 2010 Page 10

Thus, no changes have been made with respect to this comment.

General Comments

Comment 33: Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response: Comment acknowledged.

Comment 34: Please confirm that any financial statements, exhibits and other omitted information will be filed by a pre-effective amendment to the registration statement.

Response: The Registrant confirms that any required information that was not included in the filing will be filed by a pre-effective amendment to the registration statement.

Comment 35: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors required for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosure it has made.

Response: Comment acknowledged.

*            *            *

In addition to these comments, you requested that the Registrant make certain representations concerning its registration statement on Form N-1A and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3305 if you wish to discuss this correspondence further.

Sincerely,

/s/ Douglas P. Dick
Douglas P. Dick

PIMCO Equity Series VIT

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

February 19, 2010

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Equity Series VIT (the “Registrant”) (File Nos. 333-164078, 811-22376)

In connection with a response being made on behalf of the Registrant to comments provided with respect to the Registrant’s registration statement on Form N-1A filed under the Securities Act of 1933 and Investment Company Act of 1940, as filed on December 30, 2009 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Douglas P. Dick at (202) 261-3305 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Brent R. Harris
Brent R. Harris
President

cc:	Douglas P. Dick
J. Stephen King, Jr.
Joshua D. Ratner
Audrey L. Cheng